UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Edwin Julianus Sebayang Edwin Julianus Sebayang VP Investor Relations

Date: April 6, 2023

Information furnished in this form:

Announcement Annual General Meeting of Shareholders for Financial Year 2022

ANNOUNCEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR FINANCIAL YEAR 2022

(Tel.29/LP 000/DCI-M0200000/2023)

In accordance with Article 23 paragraph (5) of Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk herein after abbreviated as PT Telkom Indonesia (Persero) Tbk (further referred to as the “Company”), Article 14 Paragraph (1), Paragraph (2), and Article 15 of Financial Service Authority Regulation Number 15/POJK.04/2020 regarding the Planning and Holding of General Meeting of Shareholders of Public Company (further referred to as “POJK 15/2020”), and Article 3 jo. Article 8 Paragraph (1) of Financial Service Authority Regulation Number 16/POJK.04/2020 regarding the Procedures for Electronic General Meeting of Shareholders of Public Company (further referred to as “POJK 16/2020”), the Company hereby announces to the shareholders that the Company will hold the Annual General Meeting of Shareholders for financial year 2022 (further referred to as the “Meeting”), on:

Day/date	:	Tuesday / May 30, 2023
Time	:	13.30 Western Indonesia Time - finished
Location	:	Auditorium Telkom Landmark Tower 6th Floor The Telkom Hub Jl. Jend. Gatot Subroto Kav. 52, Jakarta 12710

In accordance to the Article 23 paragraph (2) POJK 15/2020 those who are eligible to attend the Meeting are the Shareholders of the Company whose names are recorded on the Company’s Register of Shareholders as of May 5, 2023 at 16.15 Western Indonesia Time.

According to Article 16 Paragraph (1) and (2) of POJK 15/2020, jo. Article 23 paragraph 6 of the Company’s Articles of Association, shareholders who are eligible to propose the agenda for the Meeting are:

a.	the shareholder of Series A Dwiwarna;
b.	1 (one) shareholder or more that represent 1/20 (one twentieth) or more of the total number of shares issued by the Company with valid voting rights.

The proposed agenda of the Meeting must:

a.	be done in good faith;
b.	considering the Company’s interest;
c.	be an Agenda that required to be decided by the Meeting;
d.	include the reasoning and materials for the proposed agenda of the Meeting; and
e.	not conflict with the regulations and the Company’s Articles of Associations.

The proposed agenda must be submitted in writing to the Directors of the Company as the Meeting’s organizer no later than April 28, 2023 at 17.00 Western Indonesia Time. Notice for the Meeting will be announced on May 8, 2023 via the Indonesia Stock Exchange website, PT Kustodian Sentral Efek Indonesia (further referred to as "KSEI") website, and the Company's website.

Meeting Agenda’s Note for Independent Shareholders:

In accordance to the Article 44 POJK 15/2020, and Article 25 Paragraph (3) Company’s Articles of Association, ,Agenda for Independent GMS will only be attended by Independent Shareholders as follows:

a.	The Attendance Quorum for the Independent GMS Agenda is as follows:
1)	The first meeting can be held if attended by more than ½ of the total number of shares with valid voting rights owned by Independent Shareholders;
2)	The second meeting can be held if attended by more than ½ of the total number of shares with valid voting rights owned by Independent Shareholders;
3)	The third meeting can be held with the attendance quorum determined by the Financial Service Authority (“OJK”) at the request of the Company and will be announced further.
b.	The Decision Quorum for the Independent GMS Agenda is as follows:
1)	The resolution of the first meeting is valid if approved by more than ½ of the total number of shares with valid voting rights owned by Independent Shareholders;
2)	The resolution of the second meeting is valid if approved by more than ½ of the total number of shares with valid voting rights owned by Independent Shareholders present at the meeting;
3)	The decision of the third meeting is valid if approved by independent shareholders representing more than 50% of the shares owned by independent shareholders present at the meeting;
c.	If the attendance quorum of this Independent GMS Agenda on May 30, 2023 is not met, at the earliest in 10 (ten) days and at the latest in 21 (twenty one) days after the first GMS.

Additional Information for Shareholders

The Company suggest to the Shareholders to give their authority through Electronic General Meeting System KSEI (“eASY.KSEI”) facility provided by KSEI, as a mechanism to give electronic authorization (“e-Proxy”) to PT Datindo Entrycom as the Shares Registrar appointed by the Company on the Meeting according to Article 28 paragraph (2) POJK 15/2020 and Article 8 paragraph (3) POJK 16/2020.

This e-Proxy facility will be available for the Shareholders who have the right to attend the Meeting starting from the Invitation date of the Meeting on May 8, 2023 until one day before the Meeting date or on May 29, 2023 at 17.00 Western Indonesia Time.

Jakarta, April 6, 2023

PT Telkom Indonesia (Persero) Tbk

Board of Directors